ACQUSALUT INC.

November 4, 2019

VIA EDGAR

Katherine Bagley

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn:	Ms. Katherine Bagley
Staff Attorney

Re:	Acqusalut Inc. - Request for Qualification
Offering Statement on Form 1-A
Filed October 29, 2019
File No. 024-10996

Dear Ms. Bagley:

In follow up to our telephone conversation, Acqusalut, Inc (the “Company”) requests qualification of its above-referenced offering statement. The Company requests that the qualification be effective November 5, 2019 at 5pm. In so doing, the Company acknowledges the following:

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Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ I Andrew Weeraratne

I Andrew Weeraratne

Chief Executive Officer

Acqusalut Inc.

7135 Collins Ave No. 624, Miami Beach, FL 33141 ● (305) 865-8193● Acqusalut.com